FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of October, 2002


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)


This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)








24 October 2002

                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                 THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2002



Commenting on the results, COLT Telecom Group Chairman Jim Curvey said:

"Against a background of economic uncertainty and turbulence in the telecom sector COLT has continued to win new customers and expand business with its existing customers resulting in turnover increasing by 12% to GBP259.0 million compared to the third quarter of 2001. Gross margin before depreciation improved to 31% compared to 29% in the third quarter last year and EBITDA increased by 203% to GBP19.4 million.

"Capital expenditure for the quarter was GBP90 million compared to GBP206 million in the third quarter of 2001 reflecting the completion of the construction of our core network infrastructure.

"Our cash position remains strong with cash and cash equivalents of approximately GBP1 billion at the end of the quarter. Reflecting the confidence we have in the strength of our financial position we continued to buy back our bonds and purchased approximately GBP57 million of debt securities during the quarter resulting in an exceptional gain of GBP28.5 million. COLT remains on track to achieve its objective of becoming free cashflow positive during 2005.

"Our results for the quarter also include a provision of GBP25 million in respect of the previously announced plan to further reduce employee numbers by up to 800 over the next 12 months and a non-cash exceptional charge of GBP551 million in respect of a write down of the value of certain assets. As at 30 September COLT's total assets and liabilities were GBP2,597 million and GBP1,620 million respectively. "

Steve Akin, COLT's President and Chief Executive Officer said:

"I am encouraged by our performance. We continue to win high quality corporate business from current and new customers. EBITDA is growing, capital expenditure is reducing and we are strong financially.

"COLT's reputation for quality, reliability and excellent service continues to be recognised by our customers. For the second consecutive year we received the top award for customer care at the World Communication Awards. Also for the second year running, COLT was placed first for customer service in the Communication Managers Association survey of corporate customers.

"We remain encouraged by the demand we are seeing from corporate customers with revenues up 23%. We now have over 15,000 directly connected network services and eBusiness customers. Demonstrating the attractiveness of COLT's services to a wide range of business sectors were new wins from the football club FC Barcelona with whom COLT has a 3 year contract to provide all its hosting services including media streaming, the Federal Bureau of Statistics in Germany, the local government authority of Issy les Moulineaux, Europcar, the car rental company and McCann-Erikson, the media company. We have continued to win new business from large existing customers including Deutsche Borse Systems and Societe Generale.

"Average switched revenue per minute increased by 10% over the second quarter of 2002, reflecting a further improvement in mix and a more stable pricing environment generally. Sales to corporate customers have more than offset the decline in the wholesale market over the past year with private wire VGEs having increased by 34% over the position at 30 September 2001. eBusiness revenue decreased by 5.1% to GBP12.1 million compared to the third quarter of 2001.

"As we reposition COLT to be an increasingly pan-European business with global reach we continue to achieve important efficiency improvements. In the first nine months of 2002 we have reduced employee numbers by 376 and temporary and contract workers by 170. These reductions in employee and other expenses have contributed to improved gross and EBITDA margins. We will continue to improve our operating efficiencies and ensure that we are best placed to deliver the product range and service quality demanded by our customers."



HIGHLIGHTS FOR THE QUARTER


  - Turnover up 12% to GBP259.0 million

  - Gross margin before depreciation improves to 31%

  - EBITDA up 203% to GBP19.4 million

  - Third quarter capital expenditure reduced to GBP90 million

  - Bond buy back exceptional gain of GBP28.5 million

  - Cash and cash equivalents of approximately GBP1 billion

  - Directly connected network customers up 38% to 13,478

  - Further recognition of COLT's excellent customer service

  - Staff numbers down cumulatively by 546 including 170 temporary and contract workers



                              OPERATING STATISTICS

                                                                             Growth             Growth

                            01Q3                02Q2           02Q3       01Q3 - 02Q3       02Q2 - 02Q3

Customers (at end of period)
North Region               2,953               3,731           3,793         28%           2%
Central Region             3,727               5,329           5,637         51%           6%
South Region               3,054               3,728           4,048         33%           9%
eBusiness                  1,214               1,638           1,626         34%           -1%
                          10,948              14,426          15,104         38%            5%

Buildings (at end of period)
North Region               2,291               2,564           2,663         16%           4%
Central Region             3,249               3,676           3,747         15%           2%
South Region               1,794               2,368           2,540         42%           7%
                           7,334               8,608           8,950         22%           4%

Switched Minutes (million) (for period)
North Region               2,007               1,307           1,234         -39%          -6%
Central Region             2,169               2,862           2,506         16%           -12%
South Region               887                 949             852           -4%           -10%
                           5,063               5,118           4,592         -9%           -10%

Private Wire VGEs (000) (at end of period)
North Region               5,548               6,913           7,724         39%           12%
Central Region             6,692               7,681           8,248         23%           7%
South Region               1,724               2,570           2,769         61%           8%
                           13,964              17,164          18,741        34%           9%

Racks (at end of period)
eBusiness                  2,110               2,516           2,499         18%           -1%

Headcount (at end of period)
North Region               2,002               1,470           1,418         n.a           -4%
Central Region             1,952               1,675           1,593         n.a           -5%
South Region               1,260               931             917           n.a           -2%
eBusiness                  --                  608             537           n.a           -12%
ENS                        --                  244             244           n.a           --
Group/other                24                  203             260           n.a           28%
                           5,238               5,131           4,969         -5%           -3%



North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Headcount data before 31 December 2001 reflect COLT's organisation prior to establishing North, Central and South Regions, European Network Services (ENS) and eBusiness as lines of business and accordingly, ENS, eBusiness and Group/ other headcount for prior periods are included in geographies represented by North, Central and South Regions.

FINANCIAL REVIEW

Turnover

Turnover increased from GBP231.4 million and GBP664.9 million for the three and nine months ended 30 September 2001 to GBP259.0 million and GBP764.1 million for the three and nine months ended 30 September 2002, increases of GBP27.6 million and GBP99.2 million or 12% and 15%, respectively. Turnover for the nine months ended 30 September 2001 included GBP3.8 million in respect of infrastructure sales. There were no infrastructure sales during the equivalent periods in 2002. The increases in turnover were driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by the slowdown in economic growth across Europe generally and reduced demand in some areas, particularly the wholesale market.

Turnover from switched network services increased from GBP136.5 million and GBP390.4 million for the three and nine months ended 30 September 2001 to GBP157.2 million and GBP468.3 million for the three and nine months ended 30 September 2002. For the three and nine month periods ended 30 September 2002 compared to the equivalent periods of 2001, average switched revenue per minute increased by 27% and 17%, respectively, as a result of changes in mix and a more stable pricing environment. Carrier revenues represented 33% and 34% of total switched revenue for the three and nine months ended 30 September 2002 compared with 38% and 36% for the comparable periods in 2001 and 34% for the three months ended June 2002. Total wholesale (carriers, resellers and ISPs) switched revenues represented 51% and 53% of total switched revenues for the three and nine month periods in 2002 compared with 56% and 57% in the equivalent periods in 2001.

Turnover from non-switched services, increased from GBP94.4 million and GBP268.7 million for the three and nine months ended 30 September 2001 to GBP101.7 million and GBP294.2 million for the three and nine months ended 30 September 2002. Non-switched network services revenue increased from GBP81.7 million and GBP240.0 million in the three and nine month periods in 2001 to GBP89.6 million and GBP255.3 million in the equivalent periods in 2002. eBusiness revenue decreased from GBP12.7 million for the three months ended 30 September 2001 to GBP12.1 million for the corresponding period in 2002 reflecting the impact of the mothballing of ISCs announced in February 2002. eBusiness revenue for the nine month period ended 30 September 2002 was GBP38.9 million compared with GBP28.7 million for the nine months ended 30 September 2001. Growth in non-switched network services revenue reflected the growth in demand for local, national and international bandwidth services from retail customers, partially offset by circuit cancellations from selected carriers either exiting the market or rationalising their networks. At 30 September 2002 COLT had approximately
18.7 million voice grade equivalent private wires in service, an increase of 34% compared to 30 September 2001. The growth in non-switched network services revenue also reflects the growing success COLT is achieving in the provision of IPVPN services. At 30 September 2002, COLT had 2,499 racks installed, an increase of 18% compared to 30 September 2001 and 1,626 eBusiness customers. Non-switched turnover from retail customers represented 71% of total non-switched turnover for both the three and nine months ended 30 September 2002 compared to 64% and 61% in the equivalent periods in 2001.

Turnover from other activities was GBP0.2 million and GBP1.5 million for the three and nine months ended 30 September 2002 and GBP0.5 million and GBP5.8 million for the equivalent periods in 2001. Turnover from other activities in 2001 included GBP3.8 million of infrastructure sales. There were no infrastructure sales during the equivalent periods in 2002.

Cost of Sales

Cost of sales, before exceptional items and excluding costs associated with infrastructure sales increased from GBP209.7 million and GBP584.7 million for the three and nine months ended 30 September 2001 to GBP236.3 million and GBP699.2 million for the three and nine months ended 30 September 2002, increases of GBP26.6 million and GBP114.5 million or 13% and 20% respectively.

Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from GBP164.4 million and GBP468.5 million for the three and nine months ended 30 September 2001 to GBP178.8 million and GBP537.9 million for the three and nine months ended 30 September 2002. For the three month period the increase was primarily attributable to interconnection charges. For the nine month period, the inclusion of Fitec results following its acquisition in July 2001, and the introduction of additional services on COLT's inter-city network contributed to the increase in interconnect and network costs.

Network depreciation increased from GBP45.3 million and GBP116.2 million for the three and nine months ended 30 September 2001 to GBP57.5 million and GBP161.2 million for the three and nine months ended 30 September 2002. The increases were attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, expansion into new markets and the introduction of additional services on COLT's inter-city network.

For the three and nine months ended 30 September 2002, an exceptional charge of GBP12.6 million and GBP18.3 million, respectively, was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002. For the three and nine months ended 30 September 2002, an impairment charge of GBP508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. See Note 4 to the Financial Statements for further details.

Operating Expenses

Operating expenses, before exceptional items, increased from GBP205.8 million for the nine months ended 30 September 2001 to GBP223.0 million for same period in 2002 and decreased from GBP74.0 million for the three months ended 2001 to GBP73.7 million for the comparable period in 2002.

Selling, general and administrative expenses, before exceptional items, increased from GBP60.6 million and GBP175.0 for the three and nine months ended 30 September 2001 to GBP60.8 million and GBP182.3 million for the equivalent periods in 2002. The increases were primarily due to marketing and information technology expenses associated with the expansion of COLT's customer base, new services development and expansion into new markets. SG&A as a proportion of turnover excluding infrastructure sales and exceptional items in the three and nine months ended 30 September 2002 was 23.5% and 23.9% compared to 26.2% and 26.5% in the equivalent periods of 2001.

Other depreciation and amortisation decreased from GBP13.4 million for the three months ended 30 September 2001 to GBP12.9 million in 2002 reflecting the effect of the impairment provisions taken at the end of 2001 and the effect of other assets being fully depreciated. Other depreciation and amortisation increased from GBP30.8 million for the nine months ended 30 September 2001 to GBP40.7 million in 2002. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

For the three and nine months ended 30 September 2002, an exceptional charge of GBP12.4 million and GBP18.9 million, respectively, was recognised for severance provisions related to the staff reduction programmes announced in February and September 2002. For the three and nine months ended 30 September 2002, an impairment charge of GBP43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. See Note 4 to the Financial Statements for further details

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from GBP14.1 million and GBP50.0 million for the three and nine months ended 30 September 2001 to GBP9.2 million and GBP29.7 million for the three and nine months ended 30 September 2002 due to decreased average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP27.9 million and GBP85.2 million for the three and nine months ended 30 September 2001 to GBP22.5 million and GBP72.7 million for the equivalent periods in 2002. The decreases were due primarily to a reduction in debt levels reflecting the cumulative purchases of GBP342.4 million accreted amount of the Company's outstanding notes.

Interest payable and similar charges for the three and nine months ended 30 September 2002 included: GBP8.8 million and GBP27.5 million, respectively, of interest and accretion on convertible debt; GBP13.6 million and GBP44.5 million, respectively, of interest and accretion on non-convertible debt; and GBP0.1 million and GBP0.7 million, respectively, of interest and bank commitment fees. Interest payable and similar charges for the three months ended 30 September 2002 comprised GBP16.0 million and GBP6.5 million of interest and accretion, respectively.

Gain on Purchase of Debt

Gains arising on the purchase debt for the three and nine months ended 30 September 2002 were GBP28.5 million and GBP101.7 million respectively, compared with GBP58.8 million for the same periods in 2001.

Exchange Gain (Loss)

For the three and nine months ended 30 September 2002 COLT had exchange gains of GBP2.5 million and GBP9.8 million compared with exchange gains of GBP8.7 million in the three months ended 30 September 2001 and losses of GBP2.4 million in the nine months ended 30 September 2001. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars.

COLT realised an exceptional exchange gain of GBP4.8 million from the unwinding of the British pounds forward contracts previously held as a condition of it's bank facility which COLT terminated in June 2002.

Tax on Loss on Ordinary Activities

For the three and nine months ended 30 September 2001 and 30 September 2002, COLT generated losses on ordinary activities and therefore did not incur a tax obligation.

Financial Needs and Resources

The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses have resulted in negative cash flow which is expected to continue until an adequate customer base and related revenue stream have been established.

Net cash inflows from operating activities increased from GBP1.5 million and GBP6.3 million for the three and nine months ended 30 September 2001 to GBP55.1 million and GBP112.4 million for the three and nine months ended 30 September 2002. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance and from capital expenditure and financial investment decreased from GBP204.0 million and GBP562.9 million in the three and nine months ended 30 September 2001 to GBP89.3 million and GBP351.1 million for the three and nine months ended 30 September 2002.

The decreases in net cash outflow were primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP205.8 million and GBP585.2 million for the three months ended 30 September 2001 to GBP89.9 million and GBP339.7 for the equivalent periods in 2002.

There were no proceeds from the exercise of options in the three months ended 30 September 2002, while proceeds of GBP0.1 million were raised during the nine months ended 30 September 2002. COLT had balances of cash and investments in liquid resources at 30 September 2002 totaling GBP978.1 million compared to GBP1,304.5 million at 31 December 2001.

              INDEPENDENT REVIEW REPORT TO COLT TELECOM GROUP PLC

Introduction

We have been instructed by the Company to review the financial information which comprises the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of changes in total equity shareholders' funds and the related notes (excluding the paragraph titled Forward Looking Statements) and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with the Auditing Standards in the United Kingdom or the United States of America and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three and nine months ended 30 September 2002.



PricewaterhouseCoopers

Chartered Accountants

London

24 October 2002



                Consolidated Profit and Loss Account (Unaudited)

                                                         Three months ended 30 September
                                    2001              2002                2002               2002                2002
                                                      Before        Exceptional              After   After Exceptional
                                                 Exceptional             Items         Exceptional              Items
                                                      Items                                 Items
                                 GBP'000            GBP'000            GBP'000            GBP'000               $'000
  Turnover
  Switched                       136,548            157,162                 --            157,162             246,744
  Non-switched                    94,418            101,659                 --            101,659             159,605
  Other                              458                211                 --                211                 331
                                 231,424            259,032                 --            259,032             406,680
  Cost of sales
  Interconnect and             (164,380)          (178,824)           (12,640)          (191,464)           (300,599)
  network
  Network depreciation          (45,302)           (57,511)          (508,000)          (565,511)           (887,852)
                               (209,682)          (236,335)          (520,640)          (756,975)         (1,188,451)

  Gross profit (loss)             21,742             22,697          (520,640)          (497,943)           (781,771)

  Operating expenses
  Selling, general and          (60,615)           (60,818)           (12,360)           (73,178)           (114,889)
  administrative
  Other depreciation            (13,403)           (12,889)           (43,000)           (55,889)            (87,746)
  and amortisation
                                (74,018)           (73,707)           (55,360)          (129,067)           (202,635)

  Operating loss                (52,276)           (51,010)          (576,000)          (627,010)           (984,406)

  Other income
  (expense)
  Interest receivable             14,071              9,182                 --              9,182              14,416
  Interest payable and          (27,944)           (22,460)                 --           (22,460)            (35,262)
  similar charges
  Gain on purchase of             58,774                 --             28,516             28,516              44,770
  debt
  Exchange gain (loss)             8,661              2,459                 --              2,459               3,861

  Profit (loss) on                 1,286           (61,829)          (547,484)          (609,313)           (956,621)
  ordinary activities
  before taxation
  Taxation                            --                 --                 --                 --                  --
  Profit/ (loss) for               1,286           (61,829)          (547,484)          (609,313)           (956,621)
  period
  Basic and diluted              GBP0.00          GBP(0.04)          GBP(0.36)          GBP(0.40)             $(0.63)
  profit/(loss) per
  share


There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.


                                   Consolidated Profit and Loss Account (Unaudited)

                                                           Nine months ended 30 September

                                    2001              2002                2002                2002               2002
                                                      Before        Exceptional   After Exceptional              After
                                                 Exceptional             Items               Items         Exceptional
                                                      Items                                                     Items
                                 GBP'000            GBP'000            GBP'000             GBP'000              $'000
  Turnover
  Switched                       390,354            468,306                 --             468,306            735,240
  Non-switched                   268,735            294,245                 --             294,245            461,965
  Other                            5,829              1,531                 --               1,531              2,404
                                 664,918            764,082                 --             764,082          1,199,609
  Cost of sales
  Interconnect and             (470,941)          (537,916)           (18,320)           (556,236)          (873,291)
  network
  Network depreciation         (116,196)          (161,244)          (508,000)           (669,244)        (1,050,713)
                               (587,137)          (699,160)          (526,320)         (1,225,480)        (1,924,004)

  Gross profit (loss)             77,781             64,922          (526,320)           (461,398)          (724,395)

  Operating expenses
  Selling, general and         (175,013)          (182,280)           (18,934)           (201,214)          (315,906)
  administrative
  Other depreciation            (30,826)           (40,743)           (43,000)            (83,743)          (131,476)
  and amortisation
                               (205,839)          (223,023)           (61,934)           (284,957)          (447,382)

  Operating loss               (128,058)          (158,101)          (588,254)           (746,355)        (1,171,777)

  Other income
  (expense)

  Interest receivable             50,044             29,744                 --              29,744             46,698
  Interest payable and          (85,184)           (72,706)                 --            (72,706)          (114,149)
  similar charges
  Gain on purchase of             58,774                 --            101,668             101,668            159,619
  debt
  Exchange gain (loss)           (2,445)              9,758              4,844              14,602             22,925

  Profit (loss) on             (106,869)          (191,305)          (481,742)           (673,047)        (1,056,684)
  ordinary activities
  before taxation

  Taxation                            --                 --                 --                  --                 --
  Loss for period              (106,869)          (191,305)          (481,742)           (673,047)        (1,056,684)
  Basic and diluted            GBP(0.15)          GBP(0.13)          GBP(0.32)           GBP(0.45)            $(0.70)
  loss per share

There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.

                                Consolidated Balance Sheet

                                                              At 31 December 2001                 (Unaudited)
                                                                                               At 30 September 2002
                                                                       GBP'000                 GBP'000          $'000
  Fixed assets
       Intangible fixed assets (net)                                    22,417                  10,929         17,159
       Tangible fixed assets (cost)                                  2,284,729               2,580,952      4,052,095
            Accumulated depreciation                                 (491,652)             (1,238,515)    (1,944,469)
       Tangible fixed assets (net)                                   1,793,077               1,342,437      2,107,626
       Investments in own shares                                           615                     615            966
  Total fixed assets                                                 1,816,109               1,353,981      2,125,751
  Current assets
       Trade debtors                                                   195,270                 184,077        289,001
       Prepaid expenses and other debtors                              111,936                  81,304        127,647
       Investments in liquid resources                               1,259,080                 935,492      1,468,722
       Cash at bank and in hand                                         45,397                  42,602         66,885
  Total current assets                                               1,611,683               1,243,475      1,952,255
  Total assets                                                       3,427,792               2,597,456      4,078,006
  Capital and reserves
       Called up share capital                                          37,681                  37,688         59,170
       Share premium                                                 2,314,229               2,314,335      3,633,506
       Merger reserve                                                   27,170                  27,227         42,747
       Shares to be issued                                                 721                     438            688
       Profit and loss account                                       (755,442)             (1,402,208)    (2,201,467)
  Equity shareholders' funds                                         1,624,359                 977,480      1,534,644
  Creditors
       Amounts falling due within one year                             424,002                 374,114        587,359
       Amounts falling due after more than one year
            Convertible debt                                           657,417                 612,284        961,286
            Non-convertible debt                                       660,608                 544,375        854,668
       Total amounts falling due after more than one year            1,318,025               1,156,659      1,815,954
  Total creditors                                                    1,742,027               1,530,773      2,403,313
  Provisions for liabilities and charges                                61,406                  89,203        140,049
  Total liabilities, capital and reserves                            3,427,792               2,597,456      4,078,006


Approved by the Board of  Directors  on 24 October 2002 and signed on its behalf by:

Steve Akin, President, Chief Executive Officer and Director

Andrew Steward, Chief Financial Officer

                                                       Consolidated Cash Flow Statement (Unaudited)


                                        Three months ended 30 September               Nine months ended 30 September
                                          2001        2002         2002                2001         2002         2002
                                       GBP'000     GBP'000        $'000             GBP'000      GBP'000        $'000

  Net cash inflow                        1,548      55,084       86,482               6,302      112,381      176,438
  (outflow) from
  operating activities

  Returns on investments
  and servicing of
  finance
  Interest received                     12,176       9,486       14,893              60,493       30,674       48,158
  Interest paid, finance              (10,329)     (8,900)     (13,973)            (38,201)     (46,872)     (73,589)
  costs and similar
  charges
  Gain on cancellation of                   --          --           --                  --        4,844        7,605
  forward foreign
  currency contracts
  Net cash inflow                        1,847         586          920              22,292     (11,354)     (17,826)
  (outflow) from returns
  on investments and
  servicing of finance

  Capital expenditure and
  financial investment
  Purchase of tangible               (205,812)    (89,905)    (141,151)           (585,184)    (339,722)    (533,363)
  fixed assets
  Net cash outflow from              (205,812)    (89,905)    (141,151)           (585,184)    (339,722)    (533,363)
  capital expenditure and
  financial investment

  Acquisitions and
  disposals
  Purchase of subsidiary               (2,676)          --           --             (2,676)           --           --
  undertakings
  Net bank borrowings                    (232)          --           --               (232)           --           --
  acquired
  Net cash outflow from                (2,908)          --           --             (2,908)           --           --
  acquisitions and
  disposals

  Management of liquid                 297,123      78,152      122,699             645,733      337,741      530,253
  resources
  Financing
  Issue of ordinary                        422          --           --               5,262          110          173
  shares
  Issue (purchase) of                 (24,705)    (18,782)     (29,488)            (24,705)     (64,328)    (100,995)
  non-convertible debt
  Issue (purchase) of                 (59,946)     (9,563)     (15,014)            (59,946)     (32,949)     (51,730)
  convertible debt
  Net cash inflow                     (84,229)    (28,345)     (44,502)            (79,389)     (97,167)    (152,552)
  (outflow) from
  financing

  Increase (decrease) in                 7,569      15,572       24,448               6,846        1,879        2,950
  cash

                                          Consolidated Statement of Total Recognised Gains and Losses (Unaudited)

                                      Three months ended 30 September               Nine months ended 30 September
                                        2001        2002         2002                2001         2002           2002
                                     GBP'000     GBP'000        $'000             GBP'000      GBP'000          $'000


  Profit (loss) for the               1,286    (609,313)    (956,621)           (106,869)    (673,047)    (1,056,684)
  period
  Exchange differences               27,225     (25,892)     (40,650)            (12,260)       26,280         41,260
  Total recognised                   28,511    (635,205)    (997,271)           (119,129)    (646,767)    (1,015,424)
  gains (losses)


                    Consolidated Reconciliation of Changes in Equity Shareholders' Funds (Unaudited)

                                     Three months ended 30 September               Nine months ended 30 September
                                       2001         2002         2002                2001         2002           2002
                                    GBP'000      GBP'000        $'000             GBP'000      GBP'000          $'000

  Profit (loss) for                   1,286    (609,313)    (956,621)           (106,869)    (673,047)    (1,056,684)
  period
  Issue of share                      7,913           60           94              16,441          170            267
  capital
  Shares to be issued                   632         (71)        (112)             (3,654)        (296)          (465)
  Charges related to                   (65)           --           --                   6           14             22
  share schemes
  Exchange difference                27,225     (25,892)     (40,650)            (12,260)       26,280         41,260
  Net changes in equity              36,991    (635,216)    (997,289)           (106,336)    (646,879)    (1,015,600)
  shareholders' funds
  Opening equity                  1,358,530    1,612,696    2,531,933           1,501,857    1,624,359      2,550,244
  shareholders' funds
  Closing equity                  1,395,521      977,480    1,534,644           1,395,521      977,480      1,534,644
  shareholders' funds

                     Notes to Financial Statements


1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three and nine months ended 30 September 2001 and 2002 and at 31 December 2001 and 30 September 2002.


The financial statements for the three and nine months ended 30 September 2001 and 2002 are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with U.K. Generally Accepted Accounting principles ("U.K. GAAP"). A summary of the differences between U.K. GAAP and U.S. Generally Accepted Accounting Principles ("U.S. GAAP) is shown in Note 9. All adjustments, with the exception of the exceptional charges described in Note 4, were of a normal recurring nature. The Balance Sheet at 31 December 2001 has been extracted from the Group's audited statements for that period and does not constitute the Group's statutory accounts for that period.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2001.

Certain British pound amounts in the financial statements have been translated into U.S. dollars at 30 September 2002 and for the periods then ended at the rate of $1.5700 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.


2. Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Non-switched turnover in North, Central and South Regions includes managed and non-managed network services data and bandwidth services. Non-switched turnover in eBusiness segment includes hosting and professional services.

Wholesale turnover includes services to other telecommunications carriers, resellers and Internet service providers (ISPs). Retail turnover includes services to corporate and government accounts.

For the three months ended 30 September 2001 and 2002, turnover by region was as follows:


                                                     Three months ended 30 September 2001 (unaudited)

                                North          Central   South Region    EBusiness      Total     Retail    Wholesale
                               Region          Region
                              GBP'000         GBP'000         GBP'000      GBP'000    GBP'000    GBP'000      GBP'000

  Switched                     47,849          60,088          28,611           --    136,548     60,415       76,133
  Non-switched                 29,677          32,750          19,259       12,732     94,418     60,672       33,746
  Other                            38             327              93           --        458         90          368
  Total                        77,564          93,165          47,963       12,732    231,424    121,177      110,247




                                                       Three months ended 30 September 2002 (unaudited)

                               North   Central Region    South Region    EBusiness      Total     Retail    Wholesale
                               Region
                             GBP'000          GBP'000         GBP'000      GBP'000    GBP'000    GBP'000      GBP'000

  Switched                    47,679           71,284          38,199           --    157,162     76,270       80,892
  Non-switched                32,807           34,530          22,242       12,080    101,659     72,375       29,284
  Other                           12               95             104           --        211         97          114
  Total                       80,498          105,909          60,545       12,080    259,032    148,742      110,290



For the nine months ended 30 September 2001 and 2002, turnover by region was as follows:


                                                      Nine months ended 30 September 2001 (unaudited)

                               North   Central Region    South Region    Ebusiness      Total     Retail    Wholesale
                              Region
                             GBP'000          GBP'000         GBP'000      GBP'000    GBP'000    GBP'000      GBP'000

  Switched                   139,589          167,961          82,804           --    390,354    166,498      223,856
  Non-switched                86,472          100,511          53,041       28,711    268,735    162,747      105,988
  Other                          129            5,392             308           --      5,829        519        5,310
  Total                      226,190          273,864         136,153       28,711    664,918    329,764      335,154

Other revenue in Central Region includes infrastructure sales of GBP3.8 million which had a cost of sales of GBP2.4 million.



                                                 Nine months ended 30 September 2002 (unaudited)

                               North   Central Region    South Region    EBusiness      Total     Retail    Wholesale
                              Region
                             GBP'000          GBP'000         GBP'000      GBP'000    GBP'000    GBP'000      GBP'000

  Switched                   138,533          216,332         113,441           --    468,306    218,996      249,310
  Non-switched                93,199           99,013          63,141       38,892    294,245    208,464       85,781
  Other                           57            1,168             306           --      1,531        915          616
  Total                      231,789          316,513         176,888       38,892    764,082    428,375      335,707


3. Profit (loss) per share (unaudited)

                             Three months ended 30 September                        Nine months ended 30 September
                              2001         2002         2002                         2001         2002           2002
                           GBP'000      GBP'000        $'000                      GBP'000      GBP'000          $'000

  Profit (loss)              1,286    (609,313)    (956,621)                    (106,869)    (673,047)    (1,056,684)
  for period

  Ordinary shares          705,475    1,507,226    1,507,226                      703,238    1,507,138      1,507,138
  used in
  calculation of
  basic earnings
  per share ('000)
  Effect of
  dilutive shares

  Options                   10,860           --           --                           --           --             --
  Deferred Fitec               865           --           --                           --           --             --
  share
  consideration
  ('000)

  Ordinary shares          717,200    1,507,226    1,507,226                      703,238    1,507,138      1,057,138
  used in
  calculation of
  diluted earnings
  per share ('000)

  Basic and                GBP0.00    GBP(0.40)      $(0.63)                    GBP(0.15)    GBP(0.45)        $(0.70)
  diluted profit (loss) per share

4. Exceptional items

Severance provisions
On 21 February 2002, the Company announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Company further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800 over the following twelve months. The operational exceptional charge of GBP12.6 million and GBP18.3 million included in the total interconnect and network charges for the three and nine months ended 30 September 2002, together with the operational exceptional charge of GBP12.4 million and GBP18.9 million included in the selling, general and adminstration charges for the same periods, represent the provisions in respect of the cost of these programmes.

Impairment
On 27 September 2002, the Company also announced that given the recent downturn in the telecommunications industry and in the overall economic environment that it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result, the operating exceptional items of GBP508.0 million shown under network depreciation and GBP43.0 million under other depreciation and amortisation in the three and nine months ended 30 September 2002 represent a non-cash impairment charge to write down the book value of fixed assets. This charge resulted from a review covering all of the Group's tangible fixed assets and goodwill and was computed in accordance with the requirements of FRS11 'Impairment of fixed assets and goodwill'.

It is the Group's accounting policy to review its tangible and intangible fixed assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value. In computing the impairment charge described above in accordance with this policy and the requirements of FRS11, the carrying amounts of the relevant assets were compared to recoverable amount, represented by the present value of discounted cash flows projected to arise from their use.

Bond buy back
During the three and nine months ended 30 September 2002 the Company made purchases in aggregate of GBP56.8 million and GBP198.9 million, respectively, of its outstanding convertible and non-convertible notes for cash consideration of GBP28.3. million and GBP97.2. million respectively. Exceptional gains arising from the purchases for the three and nine months ended 30 September 2002 were GBP28.5 million and GBP101.7 million respectively.

5. Net cash inflow (outflow) from operating activities (unaudited)

                             Three months ended 30 September                        Nine months ended 30 September
                              2001         2002         2002                         2001         2002           2002
                           GBP'000      GBP'000        $'000                      GBP'000      GBP'000          $'000

  Operating loss          (52,276)    (627,010)    (984,406)                    (128,058)    (746,355)    (1,171,777)
  Depreciation,             58,705      621,400      975,598                      147,022      752,987      1,182,189
  amortisation of
  fixed assets
  Exchange                     423        (442)        (694)                        (168)          520            816
  differences
  Decrease                    (53)           --           --                        2,209           --             --
  (increase) in
  inventories
  Decrease                     335       14,485       22,741                     (17,306)       48,860         76,710
  (increase) in
  debtors
  Increase                 (5,586)       26,471       41,560                        2,603       29,977         47,064
  (decrease) in
  creditors
  Movement in                   --       20,180       31,683                           --       26,392         41,436
  provision for
  liabilities and
  charges
  Net cash inflow            1,548       55,084       86,482                        6,302      112,381        176,438
  (outflow) from
  operating
  activities


6. Changes in cash and investments in liquid resources (unaudited)

                              Three months ended 30 September                         Nine months ended 30 September

                               2001         2002         2002                          2001         2002         2002
                            GBP'000      GBP'000        $'000                       GBP'000      GBP'000        $'000

  Beginning of            1,264,226    1,058,150    1,661,296                     1,654,591    1,304,477    2,048,028
  period
  Net increase            (297,123)     (78,152)    (122,699)                     (645,733)    (337,741)    (530,253)
  (decrease) in
  investments in
  liquid resources
  before exchange
  differences
  Effects of                 24,848     (15,761)     (24,745)                      (14,443)       14,153       22,220
  exchange
  differences in
  investments in
  liquid resources
  Net increase                7,569       15,572       24,448                         6,846        1,879        2,950
  (decrease) in
  cash before
  exchange
  differences
  Effects of                    867      (1,715)      (2,693)                         (874)      (4,674)      (7,338)
  exchange
  differences in
  cash

  End of period           1,000,387      978,094    1,535,607                     1,000,387      978,094    1,535,607


7. Company Balance Sheet

                                                           At 31 December 2001                        (Unaudited)
                                                                                                 At 30 September 2002
                                                                      GBP'000                 GBP'000          $'000
   Fixed Assets
   Tangible fixed assets                                               21,267                  13,025         20,449
   Investments (i)                                                    330,717               1,701,716      2,671,694
   Total fixed assets                                                 351,984               1,714,741      2,692,143
   Current assets
   Prepaid expenses and other debtors                               2,233,254                   4,911          7,710
   Investments in liquid resources (ii)                             1,259,080                 454,971        714,305
   Cash at bank and in hand                                                21                       3              5

   Total current assets                                             3,492,355                 459,885        722,020

   Total assets                                                     3,844,339               2,174,626      3,414,163

   Capital and reserves
   Called up share capital                                             37,681                  37,688         59,170
   Share premium and merger reserve                                 2,375,238               2,341,562      3,676,253
   Shares to be issued                                                    721                     438            688
   Profit and loss account                                             68,417             (1,402,208)    (2,201,467)

   Equity shareholders' funds                                       2,482,057                 977,480      1,534,644
   Creditors

   Amounts falling due within one year                                 44,257                  39,362         61,798
   Amounts falling due after more than one year
   Convertible debt                                                   657,417                 612,284        961,286
   Non-convertible debt                                               660,608                 544,375        854,668

   Total amounts falling due after more than one year               1,318,025               1,156,659      1,815,954

   Total creditors                                                  1,362,282               1,196,021      1,877,752

   Provisions for liabilities and charges                                ----                   1,125          1,767

   Total liabilities, capital and reserves                          3,844,339               2,174,626      3,414,163

(i) In order to reflect the impairment charges recorded in the consolidated financial statements and operating losses incurred by subsidiaries, provision has been made against the Company's investments in and advances to its subsidiaries.

(ii) The Group's investments in liquid resources of GBP935,492,000 are held principally by the Company and its wholly owned subsidiary COLT Telecom Finance Euro.

8. Bondholder announcement

On 22 October 2002, Highberry Limited (a Hedge Fund) filed a petition for the appointment of an administrator. The Company, which has sought legal advice believes that the petition has no merit.

9. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")


a.  Effects of conforming to U.S. GAAP - impact on net profit (loss)(Unaudited)


                             Three months ended 30 September                        Nine months ended 30 September
                              2001         2002         2002                         2001         2002           2002
                           GBP'000      GBP'000        $'000                      GBP'000      GBP'000          $'000
  Profit (loss)
  for period:
  Profit (loss)              1,286    (609,313)    (956,621)                    (106,869)    (673,047)    (1,056,684)
  for period for
  Company

  Adjustments:
  Payments by COLT              --           --           --                         (58)           --             --
  Inc./ FMR Corp
  (i)
  Amortisation of              602          384          603                        1,002          873          1,370
  intangibles (ii)
  Capitalised                3,308        1,147        1,801                       10,653        4,726          7,420
  interest, net of
  depreciation
  (iii)

  Deferred                 (1,321)        (356)        (559)                      (1,987)      (1,617)        (2,538)
  compensation
  (ii) (iv)

  Profit on sale               255          262          411                        (679)          784          1,231
  of IRU (v)
  Warrants (vi)            (8,525)        (154)        (242)                        1,062      (1,377)        (2,162)
  Payroll taxes on           (156)           --           --                        (428)           --             --
  employee share
  schemes (vii)

  Installation             (5,189)      (4,043)      (6,437)                     (17,261)          680          1,068
  revenue (viii)
  Direct costs               5,189        4,043        6,437                       17,261        (680)        (1,068)
  attributable to
  installation
  revenue (viii)

  Unrealised gain              373           --           --                          373           --             --
  on forward
  foreign exchange
  contracts (ix)

  Impairment (x)                --      107,200      168,304                           --      107,200        168,304

  Loss for period          (4,178)    (500,830)    (786,303)                     (96,931)    (562,458)      (883,059)
  under US GAAP
  Ordinary shares          705,475    1,507,226    1,507,226                      703,238    1,507,138      1,507,138
  used in
  calculation of
  basic and
  diluted loss per
  share ('000)

  Basic and              GBP(0.01)    GBP(0.33)      $(0.52)                    GBP(0.14)    GBP(0.37)        $(0.59)
  diluted loss per
  share


(i) Pursuant to a contract with the Company, certain FMR Corp. employees provided consulting and other services to the Company at agreed rates. FMR Corp. also provided additional compensation and benefits to these employees related to services to the Company.

Under U.K. GAAP, this additional compensation is recorded as related party transactions; under U.S. GAAP, the additional compensation is reflected as an expense and a capital contribution by the relevant entity.

(ii) On 15 July 1998 the Company completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 ordinary shares were deferred for issue, subject to certain conditions being met during 1999 and 2000.

On 3 July 2001 the Company acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 26.5 million French francs was paid at completion. An additional 7.7 million French francs and 317,784 shares will be paid over the next 2 years subject to certain conditions.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. Amortisation of intangibles for the three and nine month periods ended 30 September 2001 and 2002 includes the resultant reduction in the associated amortisation charge under U.S. GAAP for the ImagiNet acquisition.

Effective 1 January 2002, the company adopted FAS 141 Business Combinations, FAS 142, Goodwill. FAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually.

At 30 September 2002, as set out in note (x), the Company completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec totaling GBP11.5 million have been written off in full.

The Company had unamortised goodwill of GBP6.6 million at 1 January 2002, which is no longer amortised under US GAAP but will be assessed for impairment annually in accordance with FAS 142. Amortisation expense related to goodwill, under UK GAAP, was GBP0.3 million and GBP0.8 million for the three and nine months ended 30 September 2002 respectively.

(iii) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.


(iv) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned. The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period.

(v) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases.

(vi) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value.

At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are reflected in the profit and loss account.

(vii) The Company operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

(viii) In accordance with SAB 101 "Revenue Recognition in Financial Statements", for the three and nine month periods ended 30 September 2001 and 2002, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. The relationship period for wholesale customers was reduced during the three months ended 30 June 2002 and resulted in an additional release of GBP11.4 million for the three months ended 30 June 2002. At 30 September 2002, the cumulative impact on net losses under SAB 101 was nil, representing cumulative deferred installation revenues of GBP72.9 million and costs of the same amount.

(ix) The Company has entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which have now been purchased. As a result, the Company has recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes.

(x) FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the estimated future net cash flows associated with the asset are compared to the asset's carrying amount to determine if impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management's best estimates, using appropriate assumptions and projections at the time.

During the quarter ended September 30, 2002, the Company recorded charges of GBP443.8 million to reflect the impairment of goodwill (see note ii) and network and non-network assets.

b.     Effects of conforming to U.S. GAAP - impact on net equity (unaudited)


                                                                                     At 30 September 2002
                                                                                      GBP'000        $'000

              Equity shareholders' funds for the Company                              977,480    1,534,644
              U.S. GAAP adjustments:
                   Adjustment for deferred compensation                               (9,425)     (14,797)
                   Unearned compensation                                              (2,123)      (3,333)
                   Additional paid in share capital                                    11,548       18,130
                   Own shares held in trust (i)                                         (615)        (966)
                   Amortisation of intangibles                                          3,697        5,804
                   Shares to be issued                                                   (66)        (104)
                   Warrants                                                               466          732
                   Payroll taxes on employee share schemes                                 68          107
              Impairment                                                              107,200      168,304
                   Deferred profit on operating leases                               (19,027)     (29,872)
                   Capitalised interest, net of depreciation                           42,025       65,979
              Approximate equity shareholders' funds under U.S. GAAP                1,111,228    1,744,628

(i) Under U.K. GAAP, shares held by the QUEST are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off recorded in 2001.

c.     Effects of conforming to U.S. GAAP - cash flow statement

The Group's audited financial statements present the cash flow statement prepared in accordance with U.K. Accounting Standard FRS 1 (revised), "Cash Flow Statements" which presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No.95 ("FAS 95"). FAS 95 requires presentation of the cash flows from operating, investing and financing activities. Under U.S. GAAP cash flows from operating activities and returns on investments and servicing of finance would be included in operating activities; cash flows from capital expenditure and financial investment would be included in investing activities. Under U.K. GAAP liquid resources are considered cash equivalents while under U.S. GAAP they are included in the 'Increase (decrease) in cash and cash equivalents'.

d.     Effects of conforming to U.S. GAAP - stock options

At 30 September 2002 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three and nine month periods ended 30 September 2002 would have been GBP503.7 million ($790.8 million) and GBP580.7 million ($911.7 million) respectively.


e.  New U.S. Accounting Standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact will not be material.

In May 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002". Among other things, SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement. The provisions of SFAS 145 related to the rescission of Statement 4 are to be applied in fiscal years beginning after May 15, 2002.

Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item should be reclassified. The Company has early adopted SFAS 145. Consequently the gain on the buy back of the bonds is no longer classified as an extraordinary item.

In June 2002, the FASB issues SFAS 146 "Accounting for Costs Associated with Exit or Disposal" ("SFAS 146") which nullifies Emerging Issues Task Force Issue No. 94-3 "liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognized at the date of an entity' commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has assessed the impact of the adoption of SFAS 146 on its Consolidated Financial Statements and believes the impact will not be material.

In January 2002, the EITF reached a consensus in issue 42(c) of EITF 00-23 that, under APB No. 25, an employer's offer to enter into a new SAYE contract at a lower price causes variable accounting for all existing awards subject to the offer. Variable accounting commences for all existing awards when the offer is made, and for those awards that are retained by employees because the offer is declined, variable accounting continues until the awards are exercised, are forfeited, or expire unexercised. New awards would be accounted for as variable to the extent that previous higher priced options were canceled. The Task Force reached a consensus that the guidance in Issue 42(c) should be applied prospectively to new offers after January 24, 2002. To date, management has made no offers that would be affected by this consensus.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries

COLT Telecom Group plc
John Doherty
Director Investor Relations
Email: jdoherty@colt.net
Tel: +44 (0) 20 7390 3681



                                     SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 24 October, 2002                               COLT Telecom Group plc



                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary